SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 13th 2012

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis to restructure US business to strengthen competitive position in light of loss of Diovan® patent and announces charge for Rasilez®/Tekturna®

•                  US General Medicines restructuring results in reduction of 1,960 positions

•                  Action reflects impending loss of Diovan patent exclusivity in US and expected impact on worldwide sales of Rasilez/Tekturna after ALTITUDE study termination

•                  US restructuring to lead to an exceptional charge of USD 160 million in the first quarter of 2012 and to annual savings of approximately USD 450 million by 2013

•                  Reassessment of future sales potential of Rasilez/Tekturna leads to an exceptional charge of approximately USD 900 million in fourth quarter 2011

•                  In addition, as part of ongoing portfolio review, Novartis to take an exceptional charge of approximately USD 160 million related to termination of PRT128 (elinogrel)  and SMC021(oral calcitonin) programs

Basel, January 13, 2012 — Novartis Pharmaceuticals announced today that the company plans to strengthen its long-term competitive position in anticipation of the Diovan® (valsartan) patent expiration and an expected reduction in demand for Rasilez®/Tekturna® (aliskiren) following termination of the ALTITUDE clinical study. The company will reduce its cost base with the current restructuring focused on the US market.

“We recognize that the next two years will be challenging in the Pharmaceuticals Division and we are proactively making these changes to further focus our pipeline on the best opportunities and align our market position on our growth brands,” said David Epstein, Division Head of Novartis Pharmaceuticals.  “These are difficult but necessary decisions that will free up resources to invest in the future of our business which we view as well suited to bring new valuable therapies to patients and payors.”

A central element of the plan is a restructuring of the General Medicines business in the important US market, where Novartis Pharmaceuticals will continue to focus on expanding its presence in specialty businesses aligned with the product portfolio and pipeline. As a result, the field force is planned to be reduced by approximately 1,630 positions and headquarters functions will realign to support the new organization, resulting in an additional reduction of approximately 330 positions. The changes are planned to take effect in the second quarter of 2012, and associates will be notified in early April, 2012. All reductions will be handled in a manner consistent with the Novartis commitment to fair and respectful treatment of associates. Outplacement and other support services will be available to impacted associates as well as redeployment opportunities, where they exist, within the Novartis Group of companies.

The restructuring was prepared to respond to the loss of patent exclusivity for Diovan, the market-leading hypertension medication, expected in the US in September 2012. The plan has been accelerated after the ALTITUDE study was halted following the recommendation from the Data Monitoring Committee overseeing the trial. The study was investigating Rasilez/Tekturna in a high-risk population of patients with type-2 diabetes and renal impairment. As a precautionary measure Novartis Pharmaceuticals ceased all promotion of Rasilez/Tekturna-based products for use in combination with an angiotensin converting enzyme (ACE) inhibitor or angiotensin receptor blocker (ARB). Novartis Pharmaceuticals, in consultation with health authorities, is now recommending that hypertensive patients with diabetes should not be treated with Rasilez/Tekturna in combination with an ACE-inhibitor or ARB. Patient safety is the highest priority for Novartis and we are in continuing dialogue with health authorities worldwide to establish the most appropriate next steps.

The restructuring is expected to result in an exceptional charge of approximately USD 160 million to be recognized in the results for the first quarter of 2012. It is planned to produce full-year savings of approximately USD 450 million as of 2013, about half of which is expected to be realized in 2012 due to reorganization timelines. Together with ongoing productivity programs, the company plans to continue to ensure that the product portfolio and research pipeline are fully invested in to sustain growth.

A reassessment of the future sales potential of Rasilez/Tekturna in light of the ALTITUDE results has led to an exceptional charge of approximately USD 900 million (of which approximately USD 800 million are non cash) to be recognized in the fourth quarter of 2011. The charge comprises impairments to intangible and manufacturing assets and excess inventory together with trial wind down and other exit costs. The accounting charge is triggered by lower sales expectations and does not seek to anticipate the results of our ongoing discussions with health authorities concerning Rasilez/Tekturna.

In addition, Novartis Pharmaceuticals will recognize an exceptional charge of approximately USD 160 million in the fourth quarter of 2011 related to termination of the PRT128 (elinogrel) and SMC021 (oral calcitonin) programs.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “to restructure,” “to strengthen,” “impending,” “potential,” “to lead to,” “to take,” “plans,” “expected” “will,” “pipeline,” “future,” “plan,” “planned,” “commitment,” “expectations,” “anticipate,” or similar expressions, or by express or implied discussions regarding potential future savings from the announced restructuring, or regarding the potential outcome of our ongoing discussions with health authorities concerning Rasilez/Tekturna, or regarding potential future revenues from Rasilez/Tekturna, or regarding the potential future impact of the ALTITUDE study on Novartis, or regarding potential future charges which Novartis may incur as a result of the ALTITUDE study or otherwise, or regarding the potential development of future Novartis products. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with Rasilez/Tekturna to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that we will achieve any particular level of savings as a result of the restructurings announced in this release. Neither can there be any guarantees as to the outcomes of our ongoing discussions with health authorities concerning Rasilez/Tekturna.  Nor can there be any guarantee that Rasilez/Tekturna will achieve any particular levels of revenue in the future. Neither can there be any guarantee as to what future impacts the ALTITUDE study may have on Novartis in the future.  Nor can there be any guarantee as to whether or not Novartis may incur any additional charges in the future, whether as a result of the ALTITUDE study or otherwise. Neither can there be any guarantees that Novartis will successfully develop additional products in the future.  In particular, management’s expectations regarding Rasilez/Tekturna could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; uncertainties regarding actual or potential legal proceedings; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Novartis Group companies employ approximately 121,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	John Taylor Novartis Pharma Communications +41 61 324 6715 (direct) +41 79 593 4279 (mobile) john.taylor@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	January 13th 2012	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting